SCHEDULE 13G
CUSIP NO. 624745105	PAGE 1 OF 5 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)*

MUDRICK CAPITAL ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

624745105

(CUSIP Number)

April 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G
CUSIP NO. 624745105	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Scarsdale Equities LLC
20-2036440

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	5.	SOLE VOTING POWER

		0

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		920,000
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH:
	8.	SHARED DISPOSITIVE POWER

		920,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.4% (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD

SCHEDULE 13G
CUSIP NO. 624745105	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

Mudrick Capital Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

527 Madison Avenue, 6th Floor

New York, New York 10022

Item 2(a).	Name of Person Filing:

Scarsdale Equities LLC

Item 2(b).	Address of Principal Business Office:

45 Rockefeller Plaza, Suite 2000

New York, NY 10111

Item 2(c).	Place of Organization or Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number: 624745105

Item 3.	This Statement is filed pursuant to Rule 13d-1(b). The Person Filing is:

(a)	☒	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G
CUSIP NO. 624745105	PAGE 4 OF 5 PAGES

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 920,000 shares(1)

(b)	Percent of Class: 12.4%(1)

(Based on 6,909,287 shares of common stock outstanding, as reported by the Issuer in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on March 12, 2020)

(c)	Number of Shares as to which the Person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote:

920,000 (1)

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

920,000 (1)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

(1)	Includes 400,000 shares of Class A Common Stock held by managed accounts and 520,000 shares of Class A Common Stock issuable upon the exercise of certain warrants held in such managed accounts. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest thereof.

SCHEDULE 13G
CUSIP NO. 624745105	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2020

SCARSDALE EQUITIES LLC

By:	/s/ Heather Fitzgerald
Name: Heather Fitzgerald
Title: Chief Financial Officer